CARDERO RESOURCES CORP

Notes to Consolidated Financial Statements

Three and Nine Months July 31, 2004

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Differences in accounting policies

(i)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 2(d)).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(ii)

Stock based compensation

Under Canadian GAAP, the Company elected to use the settlement method for employee stock options where no compensation expense is required for options granted to employees. For US GAAP purposes the settlement method is not available, therefore, the Company elected to measure compensation costs using the intrinsic value-based method for employee stock options. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro-forma results as presented below.

(iii)

Reconciliation of total assets, liabilities and shareholder’s equity:

July 30,
2004

Total assets per Canadian GAAP	$27,626388
Expenditures in resource properties
expensed under US GAAP	(9,637925)
Total assets per US GAAP	$ 17,988,463

Total liabilities per Canadian GAAP	419,458
Adjustments to US GAAP	0
Total liabilities per US GAAP	419,458
Total equity per Canadian GAAP	27,206,930
Expenditures in resource properties
expensed under US GAAP	(9,637925)
Total equity per US GAAP	17,569,005

Total equity and liabilities per US GAAP	$ 17,988,463

(iv)

Reconciliation of net loss reported in Canadian GAAP and US GAAP:

Statement of operations for the year ended October 31

	Three months	Three months
	Ended July 31,	Ended July 31,
Expiry Date	2003	2003

Reconciliation of net loss from Canadian GAAP to US GAAP
Net loss per Canadian GAAP	$(2,120197)	$(3,887567)
Acquisition of mineral properties	(754,031)	(2,909,839)
Exploration and development costs, net	(978570)	(2,044,406)
Reverse amounts written down	68,895	68,895
Stock Based Compensation using Intrinsic value	0	0
Net loss per US GAAP	(3,783,903)	(8,772,917)

Net loss per share in
accordance with Canadian GAAP	$ (0.06)	$ (0.11)
Total differences	(0.04)	(0.14)
Net loss per share in
accordance with US GAAP	$ (0.10)	$ (0.26)
Weighted average number of shares outstanding	37,414,576	34,266,028

(e)

Accounting pronouncements

In December 2002, FASB issued SFAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure, an amendment to SFAS 123”, SFAS 148 provided two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.  The Company adopted these requirements effective November 1, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  Interpretation 46 applies to any business enterprise both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives.  Statement 149 is effective for contracts entered into or modified after June 30, 2003.  The adoption of Statement 149 will not have an effect on its consolidated financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity.  Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs.  Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.  The Company adopted Statement 150 on November 1, 2003 and believes the effect of adopting this statement will not have any impact on its consolidated financial position, results of operations or cash flows.